Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Partners, L.P.

(Commission File No.: 001-10934)

The following is an automatic response e-mail and attachment that will be sent to anyone who reaches out to Enbridge’s Internal Relations email address at investor.relations@enbridge.com beginning on May 23, 2018.

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[E-mail]

Thank you for your email and interest in the Enbridge Group of Companies.

Enbridge Inc. has recently put forth separate proposals to acquire all of the outstanding publicly-held equities of Enbridge Income Fund Holdings Inc. (ENF), Enbridge Energy Partners, L.P. (EEP)/Enbridge Energy Management, L.L.C. (EEQ) and Spectra Energy Partners, LP (SEP). Detailed information on the proposals can be found in the press release issued by Enbridge Inc. on May 17, 2018:  Enbridge Announces Simplification of Corporate Structure with Proposals to Acquire All of the Outstanding Sponsored Vehicle Equity Securities.

ENF, EEP, EEQ and SEP have all separately acknowledged receipt of their respective offer and have established a committee of independent directors for each of the respective entities to review and consider the respective proposals.

There is no immediate action required by shareholders or unitholders of ENF, EEP, EEQ or SEP with respect to the proposals at this time.  For your convenience, please see below the list of frequently asked questions in regard to the proposals.

Kind Regards,

Enbridge Investor Relations

Note: We do not have access to any shareholder accounts and are therefore unable to perform address changes, confirmation of holdings, or provide statements of accounts. Please reach out to your account administrator (transfer agent or brokerage firm) directly for assistance with these matters.  Registered ENB shareholders should reach out to AST Trust Company Canada at 1-800-821-2794.

[Attachment]

Investor FAQ’s – Simplification Proposals

1)	Why did Enbridge not offer any premium to the market price, in the case of EEP/EEQ/SEP, or offer a higher than 5% premium in the case of ENF? The ‘street’ values them at a higher rate and the proposed transactions penalize long-term securityholders as they have already incurred a significant loss.
a.	Enbridge has made the offers that it thinks are fair and in the best interest of both Enbridge and the sponsored vehicle securityholders, taking into account current market conditions and prospects of each sponsored vehicle and its longer-term standalone outlook.
b.	It is up to the Independent Committees of the respective sponsored vehicles, assisted by qualified and independent financial and legal advisors, to weigh such considerations and other factors in their evaluations.

2)	Can you provide additional clarity relating to the tax consequences that will be incurred by the sponsored vehicle investors?
a.	Until the discussions with the Independent Committees of the respective sponsored vehicles are completed, we will not have a complete picture as to any specific sponsored vehicle, but the discussion below is based upon the offers provided on May 17, 2018.
b.	For shareholders of ENF or EEQ, this is not expected to be a taxable transaction.
c.	For unitholders of SEP and EEP, this is expected to be a taxable transaction.
d.	SEP/EEP/EEQ unitholders will acquire Enbridge (NYSE/TSX: ENB) common shares through the proposed transaction. Enbridge is a Canadian company that pays taxable dividends instead of tax deferred partnership distributions (returns of capital) and the taxable dividends are subject to Canadian withholding tax

3)	What rights do SEP unitholders have if Enbridge can vote its units representing 83% ownership?
a.	The board of directors of SEP’s general partner has established an Independent Committee and it is in the process of engaging independent legal and financial advisors to aid it in its evaluation of Enbridge’s proposal.
i.	The Independent Committee will take the appropriate time to evaluate the proposal.
ii.	The Independent Committee is expected to negotiate final terms with Enbridge, which, if concluded and approved by the Independent Committee, SEP’s general partner’s board, and Enbridge’s board, will be included in a definitive agreement between SEP and Enbridge.
iii.	Then a unitholder vote of all of SEP’s unitholders (including Enbridge) will take place.
b.	Enbridge looks forward to engaging with the Independent Committee for an outcome that is in the best interest of both Enbridge and SEP securityholders.

4)	Prior messaging seemed to indicate things would remain on course while waiting on additional clarity relating to the FERC ruling and that distributions through 2018 were safe. Why the change in messaging, including indications of significant distribution cuts should this proposed transaction not go through?
a.	As outlined in December 2017, Enbridge has been assessing streamlining and simplification options as a strategic objective.
i.	There were announcements as events unfolded related to FERC actions and the regulatory rate impact from U.S. Tax Reform.
ii.	In connection with Q1 earnings releases, there were no changes to guidance with respect to 2018 distributions for EEP and SEP.
iii.	However, as noted on May 10, 2018, recent FERC actions and the regulatory rate impact from U.S. Tax Reform have called into question the long term viability of MLPs, in general.
b.	The market’s reaction to the FERC actions has compounded the funding viability of the sponsored vehicles.
c.	The FERC resolution is uncertain and may take quite some time to be fully resolved.
d.	Enbridge has arrived at what it thinks is the optimal conclusion and feels it was important to take action promptly to limit market uncertainty.

5)	Looking at the terms of the proposed transaction, there is a significant difference between MLP distributions and dividend income. Was that considered in the preparation of the offers made to the sponsored vehicles?
a.	As Enbridge has noted, the sponsored vehicles have now become ineffective and unreliable standalone financing vehicles to support Enbridge’s growth.
b.	Enbridge views the proposed transactions as being in the best interest of both Enbridge shareholders and the securityholders of the sponsored vehicles.
c.	If the proposed transactions are completed, Enbridge’s sponsored vehicle investors would benefit from holding a single security that provides direct ownership in the largest energy infrastructure company in North America with best-in-class assets, a low-risk profile and attractive growth.
d.	The proposed transactions offer several benefits to all securityholders, including:
i.	a simplified structure;
ii.	improved credit profile;
iii.	enhanced trading liquidity; and
iv.	more sustainable dividends.

6)	What is the estimated timing of the proposed transactions? When will securityholders be asked to vote?
a.	The respective Independent Committees will take the appropriate time to evaluate the proposed transactions.
b.	The respective Independent Committee is expected to negotiate terms of any transaction with Enbridge for each vehicle, which, if concluded and approved by the Independent Committee, each sponsored vehicle’s board, and Enbridge’s board, will be included in a separate definitive agreement between Enbridge and each vehicle.
c.	Then a shareholder or unitholder vote will take place for each vehicle.

7)	How can I contact the Independent Committees of the respective sponsored vehicles to express my opinion?
a.	The corporate governance page of the respective sponsored vehicle’s website identifies the information to contact the Independent Committee:

SEP:

http://www.spectraenergypartners.com/investors/corporate-governance/overview

EEP:

http://www.enbridgepartners.com/About-Enbridge/Corporate-Governance/Governance-Contacts.aspx

EEQ:

http://www.enbridgemanagement.com/About-Enbridge/Corporate-Governance/Governance-Contacts.aspx

ENF:

http://www.enbridgeincomefund.com/Meet-Our-Team/governance-contacts.aspx

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FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (FLI) to provide Enbridge shareholders and potential investors with information about Enbridge and its subsidiaries and affiliates, including Enbridge's management's respective assessment of Enbridge and its subsidiaries' future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the proposed transactions, including the consideration payable in connection therewith and the effects thereof; future business prospects and performance; potential reductions to distributions of the sponsored vehicles; Enbridge's annual dividend growth and potential dividend increases; trading liquidity; payout of distributable cash flow; Enbridge's financial strength, guidance, outlook and credit profile; and expected synergies.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the negotiation and execution, and the terms and conditions, of definitive agreements relating to the proposed transactions and the ability of Enbridge or ENF, SEP, EEP or EEQ, as applicable, to enter into or consummate such agreements; the risk that the proposed transactions do not occur; negative effects from the pendency of the proposed transactions; the ability to realize expected cost savings and benefits; failure to obtain the required vote of ENF, SEP, EEP or EEQ's unitholders or shareholders or board support, as applicable; the timing to consummate the proposed transactions; the focus of management time and attention on the proposed transactions and other disruptions arising from the proposed transactions; estimated future dividends and distributions; financial strength, guidance, outlook and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to SEP and EEP unitholders and EEQ and ENF shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the proposed transactions; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; and public opinion. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the proposed transactions. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

IMPORTANT NOTICE TO INVESTORS

This communication is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell common units of SEP, Class A common units of EEP, Listed Shares of EEQ or common shares of ENF and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should these proposed transactions go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov) and from Enbridge and SEP, EEP, EEQ and ENF as applicable.